

Joe Krystofik Jr. · 3rd

Product Manager - Network Automation at Fujitsu Network Communications

Richardson, Texas, United States · 394 connections · **Contact info**

 Fujitsu Network Communications

 California Polytechnic State University-San Luis Obispo

Experience

 **Fujitsu Network Communications**
4 yrs 5 mos

 **Product Manager - Network Automation**
Feb 2019 – Present · 2 yrs 1 mo
Richardson, TX

 **SDN/NFV Solutions Planner**
Oct 2016 – Present · 4 yrs 5 mos
Richardson, TX

 **Member of Technical Staff IV**
Verizon
Jun 2014 – Oct 2016 · 2 yrs 5 mos
Richardson, Texas

 **Member of Technical Staff III**
Verizon
Jul 2008 – Mar 2014 · 5 yrs 9 mos
Verizon - Richardson

Education

 **California Polytechnic State University-San Luis Obispo**
Masters, Electrical Engineering
2005 – 2008
Activities and Societies: I graduated with my Masters in Electrical Engineering in 2008. My primary areas of focus were digital image processing and digital signal processing where I completed my thesis work in automated face detection in a car environment. Having the ability to track faces within a car leads to exciting abilities such as non audio speech recognition via lip movement.

 **Trinity University**
BS, Engineering Science
2001 – 2005
Activities and Societies: I graduated with an Engineering Science degree and Math Minor from Trinity.

Skills & endorsements

Data Center · 13

 Endorsed by **3 of Joe's colleagues at Verizon**

Network Design · 11

 Endorsed by **4 of Joe's colleagues at Verizon**

Telecommunications · 10

 Endorsed by **Bryan Munson, who is highly skilled at this**

 Endorsed by **4 of Joe's colleagues at Verizon**

Show more ⌄

Interests

 **Verizon**
1,178,271 followers

 **California Polytechnic State University (Ca**
126,863 followers

 **Trinity University Alumni Association**
1,687 members

 **California Polytechnic State University Sar**
27,859 members





Fujitsu Network Communications
27,805 followers

Motorola Mobility (a Lenovo Company)
431,466 followers

See all